UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way Eden Prairie, Minnesota 55344	P.O. Box 2496 Rehovot, Israel 7670401

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On September 15, 2022, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2022 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on a few proposals, each of which is listed below and was described in more detail in our proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on August 8, 2022, and in a supplement to Proposal 2 in the proxy statement contained in a Form 6-K (and in Exhibit 99.1 to that Form 6-K) that we furnished to the SEC on August 26, 2022. Each of those descriptions is incorporated by reference herein.

Based on the presence in person or by proxy of 29,111,281 (or 43.61%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Meeting, constituting the requisite quorum, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the below majorities of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

(1) Re-election of each of Messrs. John J. McEleney, Dov Ofer, Mr. S. Scott Crump, David Reis, Michael Schoellhorn, and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal;

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
S. Scott Crump	27,668,444 (95.04%)	1,288,548 (4.43%)	154,289 (0.53%)
John J. McEleney	28,730,858 (98.69%)	185,481 (0.64%)	194,942 (0.67%)
Dov Ofer	28,023,608 (96.26%)	898,388 (3.09%)	189,285 (0.65%)
Ziva Patir	28,669,405 (98.48%)	232,709 (0.80%)	209,167 (0.72%)
David Reis	27,570,132 (94.71%)	1,360,419 (4.67%)	180,730 (0.62%)
Michael Schoellhorn	28,796,254 (98.92%)	124,262 (0.43%)	190,765 (0.65%)
Yair Seroussi	26,070,070 (89.55%)	2,866,994 (9.85%)	174,217 (0.60%)
Adina Shorr	28,706,851 (98.61%)	230,975 (0.79%)	173,455 (0.60%)

(2) Adoption of the Company’s 2022 Share Incentive Plan, under which 1,296,494 ordinary shares will be reserved for issuance, in addition to ordinary shares that may be rolled over from the Company’s expiring 2012 Omnibus Equity Incentive Plan;

Votes in Favor	Votes Against	Abstentions
27,992,796 (96.16%)	1,047,051 (3.60%)	71,434 (0.24%)

Votes in Favor	Votes Against	Abstentions
27,992,796 (96.16%)	1,047,051 (3.60%)	71,434 (0.24%)

(3) Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

Votes in Favor	Votes Against	Abstentions
29,003,270 (99.63%)	76,161 (0.26%)	31,850 (0.11%)

Incorporation by Reference

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, and Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, and 333-262952, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, and February 24, 2022, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 16, 2022	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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